SILVERSTAR MINING CORP.
(Stationary)

November 11, 2011

Securities and Exchange Commission
Washington, D.C.

Re:	Silverstar Mining Corp.
Item 4.01 Form 8-k
Filed November 4, 2011
File No.  333-140299

Dear Sir/Madam:

The following is filed in connection with the comment letter dated November 8, 2011.

The undersigned, on behalf of Silverstar Mining Corp. acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing.

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/Neil Kleinman
Neil Kleinman, president